March 14, 2017

VIA EDGAR AND OVERNIGHT COURIER

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Media Trader, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed March 14, 2017 File No. 367-00061

Dear Ms. Woo:

On behalf of New Media Trader, Inc. (the “Company”), we hereby respectfully submit the Company’s responses to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

This letter and Amendment No. 5 to the Offering Statement (“Amendment No. 5”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 4 marked to indicate changes from the version filed on March 9, 2017.

* * * * *

Please contact the undersigned at (310) 529-8659 should you require further information or have any questions.

Sincerely,

/s/ Mark T. Hiraide
Mark T. Hiraide
Mitchell Silberberg & Knupp LLP

cc:	Frank Knapp and Matthew Derby United States Securities and Exchange Commission